

September 15, 2010

Mr. Frank A. Lodzinski
Chief Executive Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 200
Houston, Texas 77090-1629

>   **Re: GeoResources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **File No. 0-08041**

Dear Mr. Lodzinski:

    We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Anne Nguyen Parker
                                    Branch Chief